November 22, 2011

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:

BB&T Corporation (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Forms 10-Q for the Fiscal Quarters Ended March 31, 2011 and
June 30, 2011
Filed May 6, 2011 and August 8, 2011
File No. 001-10853

Dear Ms. Hunsaker:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated November 7, 2011, concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, filed February 25, 2011, and Forms 10-Q for the Fiscal Quarters ended March 31, 2011, filed May 6, 2011 and June 30, 2011, filed August 8, 2011.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with these disclosures provided. Italicized text reflects new disclosures added to the filings. Text that has been deleted has been struck through. The revisions noted are to the disclosure in our September 30, 2011 Form 10-Q unless the disclosure only appears in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010
Table 12-1 – Summary of Nonperforming Assets and Past Due Loans, page 55

1.	Comment: We note your response to prior comment two to our letter dated July 28, 2011. In future filings, please add the clarifying disclosure noted in your response that describes the types of loan categories that you consider to be potential problem loans as discussed in Item III.C.2 of Industry Guide 3, and

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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either quantify or provide a cross-reference to the applicable notes of the financial statements.

Response:

We advise the Staff that the following disclosure was included on page 80 of our September 30, 2011 Form 10-Q in the Asset Quality section of Management’s Discussion and Analysis to describe the loan categories that we consider potential problem loans with a cross reference to the applicable disclosure.

BB&T’s potential problem loans include loans on nonaccrual status or past due as disclosed in Table 4-1. In addition, for its commercial portfolio segment, loans that are rated special mention or substandard performing are closely monitored by management as potential problem loans. Refer to Note 4 “Allowance for Credit Losses” in the “Notes to Consolidated Financial Statements” herein for additional disclosures related to these potential problem loans.

2.	Comment: We note your response to prior comment five regarding the changes in nonperforming assets during the period. We note that you have only separately quantified the total effect from “charge-offs, write downs and payments”. Given the significance of this amount, and the different credit trends arising from charge-offs/write downs and payments, in future filings please at a minimum separately quantify the reduction in nonperforming assets due to payments. Additionally, please confirm, if true, that you did not have any transfers out of nonperforming assets to performing. If you do have transfers out due to performance, please state that fact and quantify the amounts.

Response:

We advise the Staff that the disclosures proposed in our previous response were included on page 75 of our September 30, 2011 Form 10-Q. In response to the Staff’s comments, we intend to revise our disclosure, beginning with our December 31, 2011 Form 10-K, to include a more granular roll-forward of nonperforming assets. The information for the quarter ended September 30, 2011 is included for illustrative purposes. The proposed disclosure is as follows:

Non-performing assets, excluding covered foreclosed real estate, declined $384 million, or 11.5%, compared to June 30, 2011. The following table presents the changes in nonperforming assets during the quarter (in millions):

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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Balance at June 30, 2011	$3,353
Inflows	685
Disposals of foreclosed property	(213)
Commercial loan sales (1)	(239)
Charge-offs and losses	(387)
Payments	(141)
Transfers to performing status	(88)
Other, net	(1)
Balance at September 30, 2011	$2,969

(1) Includes charge-offs and losses recorded upon sale totaling $45 million.

~~Inflows of nonaccrual loans were $685 million for the third quarter of 2011 compared to $780 million in the prior quarter, a decrease of 12.1%. During the third quarter of 2011, BB&T disposed of $213 million of foreclosed property and $239 million of nonaccrual commercial loans through sales or short sales. This net increase was offset by a decrease of $617 million, primarily from charge-offs, write-downs and payments.~~

Table 14-3 Real Estate Lending Portfolio Credit Quality and Geographic Distribution
Direct Retail 1-4 Family and Lot/Land Real Estate Portfolio, page 63

3.	Comment: Please refer to our previous comment six in our letter dated July 28, 2011. We note your response and proposed disclosure revisions. Please revise your disclosure in future filings to address the following:

	•	We could not locate proposed disclosure that was fully responsive to the second bullet of our previous comment. Please expand your proposed disclosure to specifically disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it and describe the steps you take to monitor the credit quality of the first lien, if any. If you do not monitor the credit quality of the first lien when you do not hold or service it, please disclose that fact and discuss specifically how you consider this practice in your overall determination of the allowance.

	•	We note your proposed disclosure that you estimate the volume of second lien positions where the first lien is delinquent. Please revise your disclosure to more fully describe the information used when determining this estimate.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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•	Please disclose the percentage of junior liens for which do hold or service the first lien and those for which you do not.

Response:

We advise the Staff that the disclosures proposed in our previous response were included on page 88 of our September 30, 2011 Form 10-Q. At September 30, 2011, BB&T held or serviced the first lien on approximately 36% of its second lien positions. In response to the Staff’s comments, we intend to supplement this disclosure beginning with our December 31, 2011 Form 10-K as follows:

BB&T monitors the performance of its home equity loans and lines secured by second liens similar to other consumer loans and utilizes assumptions specific to these loans in determining the necessary allowance. BB&T also receives notification when the first lien holder, whether BB&T or another financial institution, has initiated foreclosure proceedings against the borrower. When notified that the first lien is in the process of foreclosure, BB&T obtains valuations to determine if any additional charge-offs or reserves are warranted. These valuations are updated at least annually thereafter.

BB&T has limited ability to monitor the delinquency status of the first lien, unless the first lien is held or serviced by BB&T. As a result, using migration assumptions that are based on historical experience and adjusted for current trends, BB&T estimates the volume of second lien positions where the first lien is delinquent and appropriately adjusts the allowance to reflect the increased risk of loss on these credits. Finally, BB&T also provides additional reserves to second lien positions when the estimated combined current loan to value ratio for the credit exceeds 100%. As of December 31, 2011, BB&T held or serviced the first lien on XX% of its second lien positions.

Consolidated Financial Statements Note 14. Income Taxes, page 139

4.	Comment: Please refer to our previous comment 14 in our letter dated July 28, 2011. We note in your response that your proposed revisions would be included in future filings; however, we could not locate the disclosure revisions in your Form 10-Q for the Quarterly Period Ended June 30, 2011. Please include this disclosure in your Form 10-Q for the Quarterly Period ended September 30, 2011 or advise us when you intend on including this disclosure in future filings.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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Response:

We advise the Staff that the disclosures proposed in our previous response were included on pages 37 and 38 of our September 30, 2011 Form 10-Q in Note 11 “Income Taxes.”

Form 10-Q for the Quarterly Period Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Table 4-1 Asset Quality Analysis, page 65

5.	Comment: Please refer to our previous comment 21 in our letter dated July 28, 2011. In your response you state that one of the reasons for the decrease in performing troubled debt restructurings was due to subsequent modifications with terms that do not contain concessions. Please tell us the following:

	•	Please quantify the balance of loans that have been removed from the performing troubled debt restructuring due to these types of modifications.

	•	Describe the circumstances under which you would modify a loan in this manner. Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.

	•	Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.

	•	Clarify whether you have removed the loans from the nonperforming troubled debt restructuring category due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

	•	Given that these loans were already considered to be troubled debt restructurings with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

	•	Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and provide your basis for doing so.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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•	Tell us in detail how you determined that these loans should be removed from the performing troubled debt restructuring category upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.

•	Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.

Response:

Our previous response regarding subsequent modifications with terms that do not contain concessions relates to our commercial performing restructurings. The following table provides a roll-forward of commercial performing restructurings for the year-to-date period ended September 30, 2011 (in millions):

Balance at December 31, 2010	$657
Inflows	95
Payments and payoffs	(214)
Transfers to nonperforming restructurings	(153)
Removal due to the passage of time	(78)
Non-concessionary re-modifications	(64)
Balance at September 30, 2011	$243

Payments and payoffs represent cash received from clients in connection with scheduled principal payments, prepayments and payoffs of amounts outstanding at the maturity date of the loan. Transfers to nonperforming restructurings represent loans that no longer meet the requirements to be reported in accruing status and as a result are subsequently classified as a nonperforming restructuring. Restructurings removed due to the passage of time represent loans that performed in accordance with the modified terms (generally a minimum of six months), were reported as a restructuring over a year end reporting period and the interest rate on the modified credit was considered a market rate at the date of modification. These loans were previously considered restructurings as a result of structural concessions such as extended interest-only terms or an amortization period that does not otherwise conform to normal underwriting guidelines. Non-concessionary re-modifications represent restructurings that did not contain concessionary terms at the date of a subsequent renewal/modification. These loans are no longer classified as a restructuring to the extent that the borrower has complied with the terms of the loan at the

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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date of the re-modification, and there is a reasonable expectation that the borrower will continue to comply with the terms of the loan subsequent to the date of the re-modification.

Approximately $57 million of the non-concessionary re-modifications were originally considered restructurings in a prior year as a result of interest rates that were not commensurate with the risk of the underlying loan. During 2011, these loans were re-modified to reflect an interest rate that adequately compensates us for the underlying risk of the loan, which resulted in our conclusion that such loans should no longer be classified as a restructuring (i.e. this decision was not based on a determination that the borrower was no longer experiencing financial difficulty). In addition, we believe that it is important to highlight that our commercial loan modifications infrequently reflect interest rate reductions and rarely include forgiveness of principal or interest.

In order to provide the Staff with a complete understanding of our consideration of these re-modified loans, we believe that it is important to first describe the circumstances under which such transactions take place. As a means of managing the risks associated with commercial loans to troubled borrowers, such loans typically reflect relatively short maturities (i.e. maturity dates ranging from 90 days to one year) with scheduled principal payments based on a longer amortization period. Structuring loans in this manner provides us with the ability to closely monitor the financial condition of the borrower and negotiate structural or other changes to the loan agreement that are necessary to manage the underlying risks.

As these loans approach their respective maturity dates, we obtain updated financial information and enter into negotiations with the borrower regarding the terms of the loan renewal. In connection with the loan renewal process, we attempt to obtain risk-based pricing on the loan with repayment and other terms (i.e. collateral, guarantor support, etc.) that are commensurate with the nature and risk associated with the loan.

While we could speculate regarding whether a borrower has access to funds at a market rate for debt with similar risk characteristics, we are not aware of a readily available source for such information. In the absence of such information, we developed a risk-based pricing model to evaluate whether a loan’s interest rate provides adequate compensation to us (i.e. may be considered a “market rate of interest”) and whether the other terms of the loan (i.e. term, amortization period, collateral requirements, guarantor support, etc.) fall within certain standard underwriting guidelines, in determining whether the terms of the renewed loan continue to reflect concessionary terms. We believe that this risk-based model provides us with an appropriate basis for evaluating whether or not a loan’s interest rate and other terms of the loan would be considered “concessionary.”

We evaluate renewals/re-modifications of loans that had previously been classified as a restructuring in the same manner. Our evaluation of these transactions gives appropriate consideration to the terms of the renewal/re-modification as compared to the original

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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loan, as well as to any prior modifications. To the extent that we are successful in renewing the loan at terms that are no longer considered concessionary, we concluded that it was appropriate to remove the loan from being reported as a restructuring. However, if the renewal/re-modification continues to reflect concessionary terms we report the transaction as a current period restructuring. Our decision to reflect these transactions as current period restructurings was disclosed in the table that summarizes the primary reason loan modifications were classified as restructurings in the Allowance for Credit Losses note on page 27 of our September 30, 2011 Form 10-Q.

We believe that it is important to highlight that if the initial (or subsequent) modifications included forgiveness of principal or interest, subsequent modifications have no impact on the classification of the loan as a restructuring (i.e. such loans will continue to be reflected as a restructuring).

We have determined that the renewals/re-modifications described above would not be considered a “new loan” in accordance with the guidance outlined in ASC 310-20-35-9, as such modifications generally would not be considered more than minor. We acknowledge that in certain limited circumstances, such transactions may trigger the requirement to account for the transaction as a new loan. However, the financial impact of such transactions would be minimal as most renewals/re-modifications occur at or near the maturity date of the loan (at which point fees and costs deferred in accordance with the provisions of ASC 310-20 would be negligible).

Loans that have been removed from the performing restructuring category due to subsequent modifications with terms that do not contain concessions are no longer considered impaired. As such, we evaluate these loans on a collective basis for loan loss reserves based upon their risk grade. The decision to remove a loan from classification as a performing restructuring does not have an immediate impact on its risk grade. Future decisions to upgrade the risk grade of such loans are based in part on an evaluation of the borrower’s compliance with the modified terms of the loan for a sufficient period of time. As a result, these loans are allocated reserves at levels significantly above those with pass grades.

Currently, due to the immaterial amount of loans that compose this population ($64 million for the first nine months of 2011) and the limited amount of historical experience available to derive appropriate loss and migration assumptions, we do not evaluate these loans as a separate pool for reserve purposes. At September 30, 2011, substantially all of these loans were still graded substandard and were included as such in the credit quality indicators disclosures on page 22 of our Form 10-Q. As a point of reference, if we had applied the loss factor associated with restructurings to this population of transactions, then our allowance for loan and lease losses would have increased less than $5 million at September 30, 2011. We will continue to monitor the loss experience on these types of loans. Should we determine in the future that these loans warrant different assumptions

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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than other non-impaired loans, we will appropriately segment these loans for reserve purposes to differentiate them from other non-impaired loans.

In response to the Staff’s comments, we intend to revise our disclosures related to restructurings in management’s discussion and analysis, beginning with our December 31, 2011 Form 10-K, as follows:

Restructurings can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the restructuring involves charging off a portion of the loan balance, BB&T typically classifies these restructurings as nonaccrual. With respect to commercial restructurings, an analysis of the credit evaluation, in conjunction with an evaluation of the borrower’s performance prior to the restructuring, are considered when evaluating the borrower’s ability to meet the restructured terms of the loan agreement.

Restructured commercial nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the restructuring may be taken into account. ~~Performing restructurings may be removed from being reported as restructurings upon meeting certain criteria. The credit must perform in accordance with the modified terms (generally a minimum of six months), must be reported as a restructuring over a year end reporting period and the interest rate on the modified credit must have been a market rate at the date of modification.~~

~~BB&T’s performing restructured loans, excluding government guaranteed mortgage loans, totaled $1.1 billion at September 30, 2011, a decrease of $409 million, or 27.7%, compared with December 31, 2010. For the nine months ended September 30, 2011, commercial performing restructured loan inflows totaled $95 million. These inflows were offset by $509 million in outflows. Management expects continued declines in restructured loans.~~

The following table provides a summary of commercial performing restructuring activity during the year ended December 31, 2011 (in millions):

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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Balance at January 1, 2011	$	xxx
Inflows		xxx
Payments and payoffs		(xxx)
Transfers to nonperforming restructurings		(xxx)
Removal due to the passage of time		(xxx)
Non-concessionary re-modifications		(xxx)
Balance at December 31, 2011	$	xxx

Payments and payoffs represent cash received from borrowers in connection with scheduled principal payments, prepayments and payoffs of amounts outstanding at the maturity date of the loan. Transfers to nonperforming restructurings represent loans that no longer meet the requirements necessary to reflect the loan in accruing status and as a result are subsequently classified as a nonperforming restructuring.

Restructurings removed due to the passage of time have performed in accordance with the modified terms (generally a minimum of six months), and were reported as a restructuring over a year end reporting period and the interest rate on the modified credit must have been a market rate at the date of modification. These loans were previously considered restructurings as a result of structural concessions such as extended interest-only terms or an amortization period that did not otherwise conform to normal underwriting guidelines.

Non-concessionary re-modifications represent restructurings that did not contain a concessionary interest rate or other concessionary terms at the date of a subsequent renewal/modification. These loans are no longer classified as a restructuring as the borrower has complied with the terms of the loan at the date of the re-modification, and there was a reasonable expectation that the borrower would continue to comply with the terms of the loan subsequent to the date of the re-modification. The majority of these loans were originally considered restructurings in a prior year as a result of a modification with an interest rate that was not commensurate with the risk of the underlying loan.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Note 14. Fair Value Disclosures, page 38

6.	Comment: We note your disclosure on page 40 that you generally utilize a third-party pricing service in determining the fair value of your securities portfolio. Please describe to us in detail the following:

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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•	how you evaluate the accuracy and completeness of the observable inputs (including interest rate, spread, and prepayment information) used by such pricing services in valuing securities;

•	the internal controls in place to ensure that models and assumptions used by pricing services reflect those used by market participants; and

•	the internal controls you have in place over the prices received from pricing services.

Response:

As indicated in previous filings, the fair values of available-for-sale and trading securities are generally based on quoted market prices or observable market prices for similar instruments. While we utilize a pricing service to assist us in determining the fair value of our securities portfolio, our internal controls are responsive to the risks associated with the information as more fully described below:

•	Back-testing of security sales – as a means of evaluating the accuracy of the fair value estimates provided by the pricing service, we compare the pricing received in connection with security sales to the daily pricing provided by the third-party pricing service. The results of this testing over the seven quarters ending September 30, 2011, indicated that the daily pricing provided by the third-party pricing service was within a weighted-average range of 98.2% to 100.9% of the price of actual executed trades.

•	Third-party price validation – as a means of validating fair value estimates of securities that continue to be held in our securities portfolio, we compare a sample of pricing provided by the pricing service to an independent third-party pricing source. The results of this testing over the seven quarters ending September 30, 2011, which covered $17.6 billion of securities consisting of U.S. government-sponsored entities (“GSE”), mortgage-backed securities issued by GSE, states and political subdivisions and non-agency mortgage-backed securities, indicated that the daily pricing provided by the third-party pricing service was within a weighted-average range of 98.0% to 103.7% of the price provided by other third party sources.

•	Other price validation - to the extent that security prices cannot be validated by comparison to an independent third-party source, we assess the reasonableness of fair value estimates provided by the pricing service by evaluating certain additional information including more detailed explanations of the assumptions used in estimating the fair value of the security, comparable trades used in establishing the price, etc.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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•	Price verification meeting – the results of the procedures described above are reviewed on a quarterly basis in a price verification meeting that is independent of trade execution.

The following internal controls address the risks associated with prices received from the pricing service:

•	Integrity of data provided by pricing service – fair value estimates provided by the pricing source are automatically uploaded into our investment accounting system. Overrides of such fair value estimates are summarized on a month-end exception report, and reviewed by individuals independent of trade execution.

•	Service auditor report – we obtain and review the independent auditor’s report on internal controls placed in operation by the third-party pricing service.

We believe that the internal controls described above are sufficient to manage the risks associated with determining the fair value of our securities portfolio.

Analysis of Financial Condition
Noninterest-Earning Assets, page 68

7.	Comment: Please revise your future filings to more clearly explain the reasons for the $327 million decrease in your income tax receivable. For example, clarify if this is a change in estimate or due to the resolution of open income tax issues, etc.

Response:

We advise the Staff that the $327 million decrease in our income tax receivable was primarily driven by net income tax cash receipts totaling $236 million, which was appropriately reflected in the supplementary disclosures on our Statement of Cash Flows for the period. Based on the nature and amount of this decrease, we have concluded that further clarification in future filings is not warranted.

Capital Adequacy and Resources, page 98

8.	Comment: We note your disclosure on page 99 that as of June 30, 2011, you currently estimate that the Tier 1 common ratio under the currently proposed Basel III standards is 8.3%. Given that this metric is not currently required to be disclosed by a system of regulation that is applicable to the registrant, it would appear to be a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Therefore, please identify this measure as non-GAAP, and provide a calculation of the measure. Additionally, given that the

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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capital rules under Basel III have not yet been written, please disclose any clarifying assumptions you made in arriving at the estimate of the ratio.

Response:

We advise the Staff that Table 12-2 on page 106 of our September 30, 2011 Form 10-Q, reflects our calculation of the Basel III Tier 1 common ratio and clearly identifies the measure as non-GAAP. In addition, we have outlined certain clarifying assumptions on page 104 of our September 30, 2011 Form 10-Q in the Capital Adequacy and Resources section of management’s discussion and analysis as follows:

As of September 30, 2011, management currently estimates the Tier 1 common ratio under the currently proposed Basel III standards to be 8.8% compared to 8.3% as of June 30, 2011. The improvement in this measure was driven by an increase in retained earnings, an increase in accumulated other comprehensive income due to improvement in the market value of available-for-sale securities, and a lower impact for mortgage servicing assets and deferred taxes as a result of the decline in interest rates, which reduced the value of mortgage servicing assets.

In September 2010, the Basel Committee on Banking Supervision proposed new regulatory capital requirements (commonly referred to as “Basel III”) in an effort to strengthen the financial services industry. It is anticipated that U.S. regulators will adopt new regulatory capital requirements similar to those defined in Basel III. The primary impacts to BB&T of the proposed measure are the deduction of net pension assets from Tier 1 capital and the elimination of the other comprehensive income adjustments for available-for-sale securities and pension and postretirement obligations. In addition, the proposed requirements result in adjustments to Tier 1 common equity and risk-weighted assets for mortgage servicing rights, deferred tax assets and unconsolidated investments. Refer to Table 12-2 for a reconciliation of how BB&T calculates the Tier 1 common equity ratio under the proposed Basel III capital guidelines.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
November 22, 2011
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If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Sr. Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

/S/ Cindy B. Powell

Cindy B. Powell
Executive Vice President and Corporate Controller

cc:	Kelly S. King, Chairman and Chief Executive Officer Daryl N. Bible, Chief Financial Officer